UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Memorial Resource Development Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58605Q 109

(CUSIP Number)

David P. Poole

Range Resources Corporation

100 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

(817) 870-2601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

J. Mark Metts and Kevin P. Lewis

Sidley Austin LLP

1000 Louisiana St., Suite 6000

Houston, Texas 77002

(713) 495-4501 and (713) 495-4518

May 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 58605Q 109	Page 2 of 8

1.	NAMES OF REPORTING PERSONS. Range Resources Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 98,206,783 (See Note 1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,206,783 shares of Common Stock, par value $0.01 per share, of the Issuer (see Note 1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (see Note 2)
14.	TYPE OF REPORTING PERSON: CO

(1)	The Reporting Person does not own any shares of Common Stock, par value $0.01 per share of the Issuer, as defined below (the “Memorial Common Stock”). However, because the Reporting Person is a party to the Voting and Support Agreement (as defined below), the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 98,206,783 shares of Memorial Common Stock with respect to the matters covered by the Voting and Support Agreement. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
(2)	Calculation of percentage based on 206,360,672 shares of Memorial Common Stock issued and outstanding as of May 13, 2016, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No: 58605Q 109	Page 3 of 8

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.01 per share (the “Memorial Common Stock”), of Memorial Resource Development Corp., a Delaware corporation (the “Issuer” or “Memorial”), the principal executive offices of which are located at 500 Dallas Street, Suite 1800, Houston, Texas 77002.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Range Resources Corporation, a Delaware corporation (the “Reporting Person” or “Range”).

The principal business of Range is the exploration, development and acquisition of natural gas and oil properties.

The principal business address of Range is 100 Throckmorton Street, Suite 1200, Fort Worth, Texas 76102.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Person is provided in Annex A to this Schedule 13D, which is incorporated by reference herein.

During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 15, 2016, Range entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Medina Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Range (“Merger Sub”), pursuant to which Range will acquire the Issuer in exchange for shares of Range common stock, par value $0.01 per share (“Range Common Stock”).

On May 15, 2016, contemporaneously with the execution of the Merger Agreement, MRD Holdco LLC (“Holdco”), Jay Graham, the Issuer’s chief executive officer, WHR Incentive LLC, a limited liability company beneficially owned by Jay Graham and Anthony Bahr (“WHR”), and Anthony Bahr (collectively, the “Specified Memorial Stockholders”) entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with Range with respect to the Merger Agreement.

The shares of Memorial Common Stock to which this Schedule 13D relates have not been purchased by Range, and no funds were expended in connection with the execution of either the Merger Agreement or the Voting and Support Agreement.

Item 4.	Purpose of Transaction

Under the terms of the Merger Agreement, each issued and outstanding share of Memorial Common Stock, other than certain shares held by Memorial, Range, Merger Sub and any of their respective wholly owned subsidiaries, will be converted into the right to receive 0.375 of a share of Range Common Stock (the “Merger Consideration”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving entity and a wholly owned subsidiary of Range (the “Merger”).

SCHEDULE 13D

Immediately prior to the effective time of the Merger, each outstanding share of restricted Memorial Common Stock shall become fully vested and the restrictions applicable thereto shall immediately lapse, and at the effective time of the Merger, shall be converted into the right to receive the Merger Consideration.

The completion of the Merger is subject to satisfaction or waiver of closing conditions, including (1) the adoption of the Merger Agreement by Memorial stockholders, (2) the approval of the issuance of Range Common Stock in connection with the Merger by Range stockholders, (3) the effectiveness of the registration statement on Form S-4 pursuant to which the shares of Range Common Stock issuable in the Merger are registered with the Securities and Exchange Commission, (4) the authorization for listing of Range Common Stock issuable as the Merger Consideration on the New York Stock Exchange, (5) there being no law or injunction prohibiting the consummation of the Merger, (6) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (7) compliance by the other party in all material respects with its covenants, (8) the consummation of Memorial’s previously announced sale of Memorial Production Partners GP LLC to Memorial Production Partners LP and (9) other customary conditions such as expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Voting and Support Agreement generally requires that each of the Specified Memorial Stockholders vote or cause to be voted all Memorial Common Stock owned by such Specified Memorial Stockholder in favor of the Merger Agreement and against alternative transactions, subject to certain exceptions. The Voting and Support Agreement also prohibits the Specified Memorial Stockholders from soliciting alternative acquisition proposals, subject to certain exceptions.

The Voting and Support Agreement restricts the Specified Memorial Stockholders from selling, transferring or otherwise disposing of Memorial Common Stock owned by such Specified Memorial Stockholders until the termination of the Merger Agreement or the consummation of the Merger, whichever is earlier, except that immediately after the approval of the Merger Agreement and the Merger by Memorial stockholders, Holdco may distribute any or all of its Memorial Common Stock to Natural Gas Partners VIII, L.P. (“NGP VIII”), Natural Gas Partners IX, L.P. (“NGP IX”) and NGP IX Offshore Holdings, L.P. (“NGP IX Offshore” and, together with NGP VIII and NGP IX, the “NGP Funds”) and the holders of Holdco’s incentive units, and the NGP Funds may distribute any or all such Memorial Common Stock to their respective partners.

Upon those distributions, the Voting and Support Agreement (including the transfer restrictions and standstill provisions described in this Item 4) will no longer apply to any Memorial Common Stock distributed to any person pursuant to those distributions, other than Messrs. Graham and Bahr, WHR and any person that received those distributions solely in its capacity as a general partner of one of the NGP Funds.

The Voting and Support Agreement contains certain standstill provisions to which the Specified Memorial Stockholders are subject. Among other things, these provisions, subject in each case to exceptions specified in the Voting and Support Agreement, place restrictions on the Specified Memorial Stockholders’ ability to acquire additional Range Common Stock, propose certain transactions involving Range and take certain actions to influence the management of Range for 12 months following the effective time of the Merger.

The Voting and Support Agreement further prohibits certain sales, transfers and dispositions of Range Common Stock received by the Specified Memorial Stockholders as Merger Consideration for 90 days following the closing date of the Merger, subject to the exceptions described above.

SCHEDULE 13D

Except in certain circumstances, the Voting and Support Agreement terminates upon the earliest to occur of (x) the consummation of the Merger, (y) the termination of the Merger Agreement in compliance with its terms and (z) a Company Change of Recommendation (as defined in the Merger Agreement). However, the standstill covenant and certain other covenants would survive the consummation of the Merger and remain in full force and effect until the Specified Memorial Stockholders have fully performed or fully satisfied their respective obligations under those covenants or those covenants have otherwise been terminated in accordance with their terms.

Pursuant to the Voting and Support Agreement, Holdco waived the provisions of the existing voting agreement by and among the Issuer, Holdco, the other Specified Memorial Stockholders and certain other holders of Memorial Common Stock, dated as of June 18, 2014, to the extent necessary to allow Messrs. Graham and Bahr and WHR to enter into and comply with their respective obligations under the Voting and Support Agreement. This waiver is effective until the date that Messrs. Graham and Bahr and WHR have no further obligations under the Voting and Support Agreement.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Merger, as a result of which the Issuer would become a wholly owned subsidiary of the Reporting Person, (ii) the cessation of each existing Issuer director’s role as a director of Issuer, (iii) material changes in the capitalization, dividend policy and corporate structure of the Issuer, (iv) the restatement of the Issuer’s charter and bylaws, (v) the termination of the Issuer’s listing on Nasdaq and (vi) the termination of the Memorial Common Stock’s registration under Section 12(g)(4) of the Exchange Act. Except for the transactions contemplated by the Merger Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting and Support Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting and Support Agreement, which are incorporated by reference as Exhibit A and Exhibit B, respectively.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any shares of Memorial Common Stock. However, because of the Specified Memorial Stockholders’ obligations under the Voting and Support Agreement, Range may be deemed to have shared voting power to vote up to an aggregate of 98,206,783 shares of Memorial Common Stock in favor of the approval of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement. Thus, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Range may be deemed to be the beneficial owner of an aggregate of 98,206,783 shares of Memorial Common Stock.

The shares of Memorial Common Stock subject to the Voting and Support Agreement represent 47.6% of the outstanding shares of the outstanding Memorial Common Stock, based on a total of 206,360,672 shares of Memorial Common Stock outstanding as of May 13, 2016, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

SCHEDULE 13D

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Memorial Common Stock. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(c) Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting and Support Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the shares of Memorial Common Stock during the past 60 days.

(d) The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any shares of Memorial Common Stock subject to the Voting and Support Agreement. The Reporting Person will have no pecuniary interest in shares of Memorial Common Stock unless and until the transactions contemplated by the Merger Agreement are consummated.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Merger Agreement and the Voting and Support Agreement in Item 4 are hereby incorporated into this Item 6 by reference. The copy of the Merger Agreement included as Exhibit A and the copy of the Voting and Support Agreement included as Exhibit B are incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships between the Reporting Person and any other person with respect to the Memorial Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

Exhibit A	Agreement and Plan of Merger dated as of May 15, 2016, by and among Range Resources Corporation, Medina Merger Sub, Inc. and Memorial Resource Development Corp. (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Securities and Exchange Commission on May 17, 2016 and incorporated herein in its entirety by reference)

Exhibit B	Voting and Support Agreement dated as of May 15, 2016 by and among MRD Holdco LLC, Jay Graham, WHR Incentive LLC, Anthony Bahr and Range Resources Corporation (attached as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Securities and Exchange Commission on May 17, 2016 and incorporated herein in its entirety by reference)

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2016
RANGE RESOURCES CORPORATION

	By:	/s/ David P. Poole
David P. Poole
Senior Vice President—General Counsel and Corporate Secretary

SCHEDULE 13D

CUSIP No: 58605Q 109	Page 8 of 8

Annex A

Directors and Executive Officers of Reporting Person

The name and citizenship of each director and executive officer of the Reporting Person are set forth below. The business address of each person listed below is 100 Throckmorton Street, Suite 1200, Fort Worth, Texas 76102. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation and Business Address	Citizenship

Directors

Brenda A. Cline	Executive Vice President, Chief Financial Officer, Treasurer, and Secretary of the Kimbell Art Foundation	United States

Anthony V. Dub	Chairman of Indigo Capital, LLC	United States

Allen Finkelson	Retired Partner, Cravath, Swaine & Moore LLP	United States

James M. Funk	Independent Oil & Gas Consultant and Producer	United States

Christopher A. Helms	President and Chief Executive Officer of US Shale Energy Advisors LLC	United States

Mary Ralph Lowe	President and Chief Executive Officer of Maralo, LLC	United States

Gregory G. Maxwell	Retired (Former Executive Vice President, Finance and Chief Financial Officer for Phillips 66)	United States

Kevin S. McCarthy	Senior Managing Director, Kayne Anderson Capital Advisors	United States

Jeffrey L. Ventura	Chairman, President and Chief Executive Officer of the Reporting Person	United States

Executive Officers

Jeffrey L. Ventura	Chairman, President and Chief Executive Officer	United States

Roger S. Manny	Executive Vice President – Chief Financial Officer	United States

Ray N. Walker, Jr.	Executive Vice President – Chief Operating Officer	United States

John K. Applegath	Senior Vice President – Northern Marcellus Shale and Midcontinent Divisions	United States

Alan W. Farquharson	Senior Vice President – Reservoir Engineering & Economics	United States

Dori A. Ginn	Senior Vice President – Controller and Principal Accounting Officer	United States

David P. Poole	Senior Vice President – General Counsel and Corporate Secretary	United States

Chad L. Stephens	Senior Vice President – Corporate Development	United States